Dated June 23, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-251600

Relating to Preliminary Prospectus Supplement

Dated June 23, 2021 to Prospectus Dated January 5, 2021

CHATHAM LODGING TRUST

6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25.00 per Share)

FINAL PRICING TERMS

Issuer:	Chatham Lodging Trust

Title of Shares:	6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series A Preferred Shares”)

Number of Shares:	4,800,000 Series A Preferred Shares

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after June 30, 2026), or its special optional redemption right, or converted by an investor in connection with certain changes of control)

Trade Date:	June 23, 2021

Settlement Date:	June 30, 2021 (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Shares before their delivery hereunder will be required, by virtue of the fact that the Series A Preferred Shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Shares who wish to trade the Series A Preferred Shares before their delivery hereunder should consult their own advisor.

Distribution Rate:	6.625% per annum of the $25.00 liquidation preference (equivalent to $1.65625 per annum per Series A Preferred Share)

Distribution Payment Dates:	January 15, April 15, July 15 and October 15, commencing October 15, 2021 (long first dividend period)

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided or provides notice of its election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control

Conversion Date into a number of the Issuer’s common shares of beneficial interest, par value $0.01 per share (“Common Shares”), per Series A Preferred Share to be converted equal to the lesser of: the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Share distribution payment and prior to the corresponding Series A Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price (as defined below); and 3.701 (the “Share Cap”), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in the prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, holders of Series A Preferred Shares will not have any right to convert the Series A Preferred Shares in connection with the Change of Control Conversion Right and any Series A Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

following the closing of any transaction referred to in the bullet above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, the NYSE American, LLC (“NYSE American”) or The Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

The “Change of Control Conversion Date” is the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Shares.

The “Common Share Price” will be: (i) the amount of cash consideration per Common Share, if the consideration to be received in the Change of Control by the holders of the Issuer’s Common Shares is solely cash, and (ii) the average of the closing price per Common Share on the NSYE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of Common Shares is other than solely cash.

Optional Redemption:	The Issuer may not redeem the Series A Preferred Shares prior to June 30, 2026, except as described below (see “Special Optional Redemption”) and in limited circumstances relating to the Issuer’s continuing qualification as a real estate investment trust. On and after June 30, 2026, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or from time to time in part by paying $25.00 per share, plus any accrued and unpaid distributions to, but not including, the date of redemption. Any partial redemption will be on a pro rata basis or by lot.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or in part and within 120 days on or after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the Series A Preferred Shares (whether the Issuer’s optional redemption right or its special optional redemption right), the holders of Series A Preferred Shares will not have the conversion right described above.

Yield:	6.625%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$116,220,000

Underwriting Discount:	$3,780,000

Use of Proceeds:	The Issuer will contribute the net proceeds from this offering to its operating partnership in exchange for preferred units. The operating partnership intends to use the net proceeds to repay indebtedness under the Issuer’s revolving credit facility. Borrowings under the Issuer’s revolving credit facility that the operating partnership repays with net proceeds from this offering may be re-borrowed, subject to customary conditions. After using the net proceeds from this offering to repay indebtedness under the Issuer’s revolving credit facility, the operating partnership intends to re-borrow funds under the Issuer’s revolving credit facility to fund the purchase price for the Austin Acquisitions (as defined below). To the extent the operating partnership does not use the net proceeds of this offering to repay indebtedness under the Issuer’s revolving credit facility or fund the Austin Acquisitions, the operating partnership intends to use the net proceeds of this offering for general business purposes, including, without limitation, funding the Issuer’s investment activity, repayment of indebtedness and working capital. As of June 22, 2021, borrowings under the Issuer’s revolving credit facility totaled approximately $130.0 million, with interest on such borrowings of 3.0% and a maturity date of March 8, 2022. On June 15, 2021, the Issuer entered into a purchase and sale agreement to acquire two hotels located in Austin, Texas for an aggregate purchase price of approximately $71.2 million (the “Austin Acquisitions”).

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc.

Joint Lead Managers:	BMO Capital Markets Corp. Regions Securities LLC Stifel, Nicolaus & Company, Incorporated U.S. Bancorp Investments, Inc.

Senior Co-Managers:	B. Riley Securities, Inc. Janney Montgomery Scott LLC

Listing/Symbol:	NYSE / “CLDT-PA.”

ISIN:	US16208T2015

CUSIP:	16208T 201

The Issuer has filed a registration statement (including a prospectus dated January 5, 2021) and a preliminary prospectus supplement dated June 23, 2021 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.